Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON PRODUCTION AND OPERATION RESULTS FOR JANUARY TO NOVEMBER 2023

This announcement is made based on the production and operation results for January to November 2023 of the Group published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

This announcement is made based on the production and operation results for January to November 2023 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

For January to November 2023, the passenger traffic (measured by revenue passenger kilometres) of the Group was 224,602.50 million passenger kilometres, which increased by 137.47% as compared with the same period last year. The passenger capacity (measured by available seat kilometres) was 288,090.43 million seat kilometres, which increased by 102.06% as compared with the same period last year. The number of passengers carried reached 130,097.03 thousand and increased by 122.92% as compared with the same period last year. The passenger load factor was 77.96%, representing an increase of 11.63 percentage points as compared with the same period last year.

For January to November 2023, the passenger capacity and traffic load of the Group increased as compared with the same period last year. Based on the above key operating data, the Group is of the view that, for January to November 2023, the aviation market demand was experiencing a continuous recovery, and the production and operation has shown an overall positive trend.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

21 December 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.